

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 28, 2006

Kimberly A. Springsteen
Chief Executive Officer
Commonwealth Capital Securities Corp.
400 Cleveland Street, 7th floor
Clearwater, FL 33755

> **Re:** **Commonwealth Income & Growth Fund VI**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 30, 2006**
> **File No. 333-131736**

Dear Ms. Springsteen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your filing to include interim financial statements. Please similarly update your financial information throughout the filing. See Rule 3-12 of Regulation S-X.

Cover Page

2. We note your response to prior comment 5. Please revise the risk factor "None of our general partner's five prior public funds …" on the cover page and pages 7 and 13 to disclose that Funds I and II have commenced liquidation last year, but have not made any liquidating distributions. All revise to state that losses among all your prior public funds have been common. Please revise the last risk factor to

indicate that the offering may be open for two years until you raise the minimum amount.

3. We note your response to prior comment 7. Please disclose whether interest will be paid to investors when they are admitted to the partnership.

Our Company, page 6

4. We note your response to prior comment 14. Disclose that no investor approval is required to extend the life of the partnership.

Estimated Use of Proceeds, page 9

5. We note your response to prior comments 19 and 20. Please clarify whether you can borrow any funds during the offering period. Also clarify in the table that investment in equipment means proceeds available for investment. If you intend to retain a portion of the offering proceeds for maintenance and repairs, you must reflect reserves in calculating the proceeds available for investment. Please revise throughout the prospectus, including the cover page. We may have further comments.

Compensating Our General Partner and its Affiliates, page 10

6. We note your response to prior comment 23. If you have never achieved a 10% annual return on any of your funds, it seems inappropriate to state that you anticipate making a 10% annual return for this fund. Please delete throughout the prospectus.

Risk Factors, page 11

7. We note your response to prior comment 24. Please provide an example showing that only a portion of the proceeds will be available to purchase equipment under "We pay significant fees to the general partner."

You may be obligated to return distributions . . ., page 15

8. We note your response to prior comment 27. Please provide greater detail regarding the circumstances under which investors would need to return distributions.

Committees of our Board of Directors, page 23

9. We reissue prior comment 36. You state in your response that the company does not currently have any existing committees, yet your disclosure in the prospectus states that committees have been established. Please clarify whether you currently

have any existing committees and, if so, disclose the names of the members of the committees.

Prior Offerings by Affiliates, page 39

10. We note your response to prior comment 46. Please delete the reference to "anticipated" returns or distributions.

Proposed Sales Material

11. Please revise your sales materials to address the comments in this letter and our prior letter dated March 9, 2006. Also, the sales material cannot contain information that is not in the prospectus. Please revise.

12. Item 19 of Industry Guide 5 states that the sales material should present a balanced discussion of both the risk and reward. Thus, for example, when you talk about reinvestment of excess cash flow, you should also discuss the risk that you may not generate excess cash flow for reinvestment. Please revise all of the sales material to present a balanced discussion. We may have further comments.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon at (202) 551-3866 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael B. Pollack, Esq.
        Reed Smith LLP
        2500 One Liberty Plaza
        Philadelphia, PA 19103